Exhibit 99.1

LakeShore Biopharma Announces Shareholders’ Approval of Merger Agreement

BEIJING, China, June 19, 2026 /NewMediaWire/ — LakeShore Biopharma Co., Ltd (“LakeShore Biopharma” or the “Company”) (OTCPK: LSBCF; OTCPK: LSBWF), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that at an extraordinary general meeting of shareholders (the “EGM”) held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced Agreement and Plan of Merger, dated November 4, 2025, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated April 29, 2026 (the “Merger Agreement”), by and among the Company, Oceanpine Skyline Inc. (“Parent”) and Oceanpine Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which, at the effective time of the merger, Merger Sub will merge with and into the Company and cease to exist, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the merger.

Approximately 92.3% of the Company’s total outstanding ordinary shares, par value US$0.0002 each (each, a “Share”), as of 5 p.m. Cayman Islands time on the share record date of May 27, 2026 voted in person or by proxy at the EGM. The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the merger, were approved by approximately 86.2% of the total votes cast at the EGM.

Completion of the merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with the other parties to the Merger Agreement towards completing the merger in due course. If consummated, the merger will result in the Company becoming a privately held company, and its Shares and warrants to purchase Shares (the “Company Warrants”) will no longer be listed for quotation on any public market place or quotation system, including the OTC Pink tier of the OTC Markets. In addition, the Company’s Shares and Company Warrants will cease to be registered under Section 12 of the Securities Exchange Act of 1934 following the consummation of the merger.

About LakeShore Biopharma Co., Ltd

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Hepatitis B, Influenza, and other virus infections. The Company operates in China, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry.

For more information, please visit https://investors.lakeshorebio.com/.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “future,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Statements that are not historical facts, including statements about LakeShore Biopharma’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the possibility that the merger will not occur as planned if events arise that result in the termination of the Merger Agreement; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Company, as well as the Schedule 13E-3 and the proxy statement filed by the Company; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; its ability to provide efficient services and compete effectively; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor inquiries, please contact:

IR Team

Tel: +86 (10) 8920-2086

Email: ir@lakeshorebio.com